SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the Month of:    April, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If  "Yes"  is  marked,  indicate  below  the  file  number  assigned to the
registrant  in  connection  with  Rule  12g30-2(b):  82-              .

                         SPECTRUM SIGNAL PROCESSING INC.
                               One Spectrum Court
                         2700 Production Way, Suite 200
                                  Burnaby, B.C.
                                     V5A 4X1

                           (604) 421-5422 (Telephone)
                           (604) 421-1764 (Facsimile)

                        NOTICE OF ANNUAL GENERAL MEETING

TO  THE  MEMBERS:

          NOTICE IS HEREBY GIVEN that the annual general meeting of Spectrum Signal Processing Inc. (the "Company") will be held in the Boardroom at the Company's offices, at One Spectrum Court, 200 - 2700 Production Way, Burnaby, British Columbia on Thursday, the 18th day of May, 2000 at the hour of 1:30 o'clock in the afternoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.     To  receive  and  consider  the  Report  of the Directors to the Members.

2. To receive and consider the financial statements of the Company together with the auditor's report thereon for the fiscal year ended December 31, 1999.

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at seven (7).

4. To elect directors to hold office until the next annual general meeting of the Company.

5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company.

6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company.

7. To consider and, if thought fit, to approve an ordinary resolution to amend the existing formal stock option plan by increasing the number of options covered by the plan, details of which are set out in the enclosed Information Circular.

8. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

          The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

          A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

          Please  advise  the  Company  of  any  change  in  your  address.

          DATED  at  Vancouver,  British  Columbia,  this 14th day  of  April,
2000.

By  Order  of  the  Board  of

SPECTRUM  SIGNAL  PROCESSING  INC.

 /s/ Pascal  Spothelfer

PASCAL  SPOTHELFER
President  &  CEO

                         SPECTRUM SIGNAL PROCESSING INC.
                               One Spectrum Court
                         2700 Production Way, Suite 200
                              Burnaby, B.C. V5A 4X1
                           (604) 421-5422 (Telephone)
                           (604) 421-1764 (Facsimile)

                              INFORMATION CIRCULAR
                    (As at April 7, 2000 except as indicated)

MANAGEMENT  SOLICITATION
------------------------

     THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF SPECTRUM SIGNAL PROCESSING INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE COMPANY TO BE HELD ON THURSDAY, MAY 18, 2000. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT  AND  REVOCATION  OF  PROXIES
-----------------------------------------

     The persons named in the enclosed form of proxy are directors of the Company.

     Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the office of the Company or the registrar and transfer agent's office at least 48 hours prior to the scheduled time of the meeting or by the chair of such meeting at the scheduled commencement of the meeting, or any adjournment of it, and upon any of such deposits the proxy is revoked.

VOTING  SHARES  AND  PRINCIPAL  HOLDERS  THEREOF
------------------------------------------------

     The Company is authorized to issue 50,000,000 common shares without par value, of which 10,484,568 common shares are issued and 10,250,668 outstanding.

     Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on April 7, 2000 will be entitled to vote at the Meeting.

     To the knowledge of the directors and senior officers of the Company, no persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company.

VOTING  OF  PROXIES  AND  EXERCISE  OF  DISCRETION
--------------------------------------------------

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

     THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

     The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority on the persons appointed thereunder to vote with respect to any amendments of variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

ELECTION  OF  DIRECTORS
-----------------------

     The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

     The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:


                                                                             APPROX. NO. OF
                                                                              VOTING SHARES
                                                                              BENEFICIALLY
                                                                             OWNED, DIRECTLY
                                       PRINCIPAL OCCUPATION OR EMPLOYMENT    OR INDIRECTLY, OR  DATE ON WHICH THE NOMINEE
NAME, COUNTRY OF ORDINARY RESIDENCE     AND, IF NOT AN ELECTED DIRECTOR,       CONTROLLED OR    BECAME A DIRECTOR OF THE
AND POSITION HELD WITH THE COMPANY    OCCUPATION DURING THE PAST FIVE YEARS      DIRECTED                COMPANY
PASCAL SPOTHELFER (2)(4)
Canada
PRESIDENT, CHIEF
EXECUTIVE OFFICER and. . . . . . . .  President and CEO of the
DIRECTOR . . . . . . . . . . . . . .  Company                                Nil                March 15, 1999

KENNETH A. SPENCER(1)(2)(3)(4)
Canada
CHAIR OF THE BOARD and
DIRECTOR . . . . . . . . . . . . . .  Corporate director                                23,700  November 3, 1997

JOHN E. BRENNAN
United States. . . . . . . . . . . .  President and director of
DIRECTOR . . . . . . . . . . . . . .  Activated Communications Inc.                     69,000  December 14, 1995

SAMUEL ZNAIMER(1)(3)
Canada . . . . . . . . . . . . . . .  Senior vice-president of Ventures
DIRECTOR . . . . . . . . . . . . . .  West Capital Ltd.                                 11,000  July 27, 1990

ANDREW HARRIES(2)(4) . . . . . . . .  Senior vice president, Corporate
Canada . . . . . . . . . . . . . . .  Development and co-founder of
DIRECTOR . . . . . . . . . . . . . .  Sierra Wireless, Inc.                  Nil                April 16, 1999

(1)  Member  of  audit  committee.  There  is  currently  a  vacancy  on  the  audit  committee,  which  is  expected  to be  filled  by  the  board  when  the  two  board  vacancies  are  filled.
(2)  Member  of  compensation  committee.  Pascal  Spothelfer  is  an  ex-officio  member.
(3)  Member  of  governance  committee.
(4)  Member  of  nomination  committee.

     As at April 7, 2000 the board has been actively recruiting two additional members. It is the intention of the board to fill the two vacancies in due course.

     The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was mailed to the Ontario Securities Commission, the British Columbia Securities
Commission and to the Toronto Stock Exchange (the "TSE") and was published in The Province newspaper, Vancouver, British Columbia on March 22, 2000.

STATEMENT  OF  EXECUTIVE  COMPENSATION
--------------------------------------

     Particulars  of  compensation  paid  to:

(a)     the  Company's  chief  executive  officer  ("CEO");

(b) each of the Company's six most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CAD$100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

     (the "Named Executive Officers") is set out in the summary compensation table below:


                                                 SUMMARY COMPENSATION TABLE
                                                 --------------------------
                                            Annual Compensation               Long Term Compensation
                                            -------------------               ----------------------
                                                                                Awards     Payouts
                                                                                ------     -------
                                                                        Securities
                                                              Other        Under   Restricted
                                                              Annual      Options/ Shares or             All Other
Name and Principal                                            Compen       SARs    Restricted  LTIP      Compen-
Position                  Year           Salary   Bonus1     -sation      Granted  Share Units Payouts   sation2
                    ----------  ----------------  ----------  ----------  -------  -----------  --------  --------

                          1999  $        247,732  Nil         Nil          13,000  Nil          Nil       $ 326.50
Barry Jinks3 . . .        1998  $        235,935  Nil         Nil          13,000  Nil          Nil       $ 291.00
President & CEO. .        1997  $        221,025  $  146,023  Nil          13,000  Nil          Nil       $ 286.00

Martin McConnell5.        1999  $        192,795  $   14,254  Nil           7,500  Nil          Nil       $ 238.50
VP Finance,. . . .        1998  $        155,043  Nil         Nil           7,500  Nil          Nil       $ 216.00
Secretary & CFO. .        1997  $        145,245  $   76,766  Nil           7,500  Nil          Nil       $ 220.00

                          1999  $        161,260  $   14,254  Nil           7,500  Nil          Nil       $ 236.25
Brian Lowe . . . .        1998  $        156,302  Nil         Nil           7,500  Nil          Nil       $ 216.00
VP Sales . . . . .        1997  $        148,437  $   66,753  Nil           7,500  Nil          Nil       $ 220.00

                          1999  $        141,561  $   14,254  Nil           7,500  Nil          Nil       $ 236.25
Doug Johnson . . .        1998  $        134,820  Nil         Nil           7,500  Nil          Nil       $ 216.00
VP Logistics . . .        1997  $        126,300  $   66,753  Nil           7,500  Nil          Nil       $ 220.00

                          1999  $        141,561  $   14,254  Nil           7,500  Nil          Nil       $ 247.55
David Hobbs. . . .        1998  $        134,820  Nil         Nil           7,500  Nil          Nil       $ 229.20
VP Engineering . .        1997  $        126,300  $   66,753  Nil           7,500  Nil          Nil       $ 233.00

                          1999  $        192,937  $   34,254  Nil           7,500  Nil          Nil       $ 238.50
Ron Wages4 . . . .        1998  $        183,750  $   38,375  Nil           7,500  Nil          Nil       $ 216.00
VP Marketing . . .        1997  $        123,958  $   70,000  Nil          50,000  Nil          Nil       $ 15,153


(1)     Under  the Company's Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of  targets  relating  to  financial  performance of the Company.  These bonuses are reported in the year they were earned.
Bonuses  earned  in  any  particular  year  are  paid  out  in  the  first  quarter  of  the  following  year.
(2)     Includes insurance premiums paid by the Company for the benefit of each Named Executive Officer for group term life insurance.
(3)     Resigned  effective  July  31,  1999. All options vested to July 31, 1999 in ordinary course, extended for exercise until  October  2000  or  January  2001.
(4)     Commenced  April  15,  1997.
(5)     Acting  Chief  Operating  Officer  from  July  13,  1999  to  December  31,  1999.

     The value of perquisites and other personal benefits for each Named Executive Officer does not exceed the lesser of CAD$50,000 and 10% of the total of his annual salary and bonus.

     Other than as set out above, there were no other persons who would qualify as Named Executive Officers serving as executive officers at the end of the most recently completed financial year, nor were there any other executive officers who are no longer serving the Company who received a salary in excess of CAD$100,000 during the most recently completed financial year.

     There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

                     OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                      MARKET VALUE OF
                                  % OF TOTAL                            SECURITIES
                   SECURITIES       OPTIONS                             UNDERLYING
                      UNDER       GRANTED TO      EXERCISE OR BASE    OPTIONS ON THE
                     OPTIONS     EMPLOYEES IN          PRICE           DATE OF GRANT
NAME               GRANTED (#)  FINANCIAL YEAR      ($/SECURITY)       ($/SECURITY)     EXPIRATION DATE
(A)                    (B)            (C)               (D)                 (E)               (F)
Barry Jinks . . .    13,000(1)             2.4%  $             2.65  $            2.65  June 22, 2009
Martin McConnell.     7,500(2)             1.3%  $             2.65  $            2.65  June 22, 2009
Brian Lowe. . . .     7,500(2)             1.3%  $             2.65  $            2.65  June 22, 2009
Doug Johnson. . .     7,500(2)             1.3%  $             2.65  $            2.65  June 22, 2009
David Hobbs . . .     7,500(2)             1.3%  $             2.65  $            2.65  June 22, 2009
Ron Wages . . . .     7,500(2)             1.3%  $             2.65  $            2.65  June 22, 2009

(1)     These  options  vest  as  to  2,600  each  year  commencing  as  of  June  22,  2000
(2)     These  options  vest  as  to  1,500  each  year  commencing  as  of  June  22,  2000

            AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                                 AND FINANCIAL YEAR-END OPTION VALUES

                                                                                VALUE OF UNEXERCISED
                                                               UNEXERCISED          IN THE MONEY
                                                               OPTIONS AT            OPTIONS AT
                                                                 FY-END                FY-END
                                          AGGREGATE VALUE          (#)                  ($)
                   SECURITIES ACQUIRED       REALIZED         EXERCISABLE/          EXERCISABLE/
NAME                   ON EXERCISE              ($)           UNEXERCISABLE        UNEXERCISABLE
(A)                        (B)                  (C)                (D)                  (E)
Barry Jinks . . .  125,000               $         312,500   307,393 / 13,000  $     355,471 / 25,350
Martin McConnell.  Nil                   Nil                  90,000 / 30,000  $      43,350 / 14,625
Brian Lowe. . . .  Nil                   Nil                  72,500 / 30,000  $      13,700 / 14,625
Doug Johnson. . .  Nil                   Nil                  59,500 / 30,000  $       4,440 / 14,625
David Hobbs . . .  Nil                   Nil                  64,000 / 30,000  $       4,110 / 14,625
Ron Wages . . . .  Nil                   Nil                  34,850 / 30,150            Nil / 14,625

     There were no options held by any Named Executive Officer that were repriced downward during the most recently completed financial year.

     There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

     There are employment contracts between the Company and each Named Executive Officer, which are triggered by a change in control of the Company. These contracts contemplate payment of an amount equivalent to 18 months' salary and bonus, and accelerated vesting of any options granted to date of notice or termination.

     The Company has a compensation committee comprised of: Kenneth A. Spencer, the chair of the board, Andrew Harries, chair of the committee, and Pascal Spothelfer, CEO, sitting as an ex-officio member.

EXECUTIVE  COMPENSATION  REPORT
-------------------------------

     It is the responsibility of the compensation committee to review and recommend compensation policies and programs for executives of the Company. The compensation committee makes recommendations to the board of directors, which gives final approval on these policies. The Company's compensation policies are designed to reward and recognize executive performance consistent with the success of the business and to be aligned with increasing shareholder value. Its policies are intended to attract and retain capable and experienced people.

     The Company's executive compensation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. The compensation committee establishes aggregate compensation levels for all executive officers and these levels have been ratified by the board of directors.

     In 1996, the compensation committee retained Towers Perrin to do a survey of executive compensation plans of Canadian and U.S. small capital, high technology companies. As a result of their findings and recommendations the compensation committee adjusted the base salaries of the CEO and all executives and provided for an annual adjustment. The compensation committee also recommended that each vice-president receive an annual grant of options for 7,500 common shares. In 1997, the bonus plan was modified following a review by Towers Perrin. The bonus plan was modified to provide for an executive bonus pool that would vary based on annual earnings per share growth. In 1999, the compensation committee modified the bonus plan to pay each vice president a bonus that was based upon achievement of revenue and earnings objectives. Also in 1999 the compensation committee retained Towers Perrin to do a survey of executive compensation plans of Canadian small capital, high technology companies.

Approved  by  the  compensation  committee:
     Andrew  Harries               Kenneth  A.  Spencer

PERFORMANCE  GRAPH
------------------

     The following graph charts performance of an investment in the Company's common shares against the TSE 300 Share Index, assuming an investment of CAD$100 on December 31, 1994:

[GRAPH OMITTED]


                               [GRAPHIC  OMITED]




                               [GRAPHIC  OMITED]


                   Dec 31/94    Dec 31/95     Dec 31/96    Dec 31/97   Dec 31/98   Dec.31/99
SPECTRUM . . . .  100 ($5.00)  375 ($18.75)  166 ($8.30)  166 ($8.30)  94 ($4.70)  92 ($4.60)
(share price in
 brackets)
TSE300 . . . . .         100            94          119          134         130         168

          In addition to the above, in 1999 an Executive Management committee was struck to assist with the management of the Company in the interim period prior to appointment of Pascal Spothelfer as CEO. The committee members were paid for their services from August 1999 to December 1999 as follows:


NAME OF DIRECTOR                           COMPENSATION
Kenneth A. Spencer                      Cdn$6,000 per month
Samuel Znaimer .                     .  Cdn$3,000 per month
Pascal Spothelfer.                      Cdn$3,000 per month


     From January 1, 1999 to June 30, 1999, Kenneth Spencer, chair of the board, acted as a consultant for the Company and received a consulting fee of Cdn$10,000 for the six months.

     No other compensation was paid to directors of the Company during the last completed financial year.

     In February 2000, the board approved a change to its compensation plan, which did away with a $1,000 cash fee for meeting attendance, and is instead exclusively based upon allotments of incentive stock options for each non-management director as follows:


                                           NO. OF OPTIONS
Initial allotment . . . . . . . . . . . .          20,000
Annual retainer
 - General director retainer. . . . . . .           5,000
 - Chair of the board . . . . . . . . . .          10,000
 - Committee member . . . . . . . . . . .           1,000
 - Chair of committee of the board. . . .           2,000
Directors in-person meetings of the board             500
Chair of in-person meetings of the board.           1,000

STOCK  OPTION  PLAN
-------------------

     Shareholder approval as evidenced by a majority of the votes cast at the annual general meeting by "disinterested shareholders" will be sought to approve an amendment to the existing formal stock option plan (the "Plan").

     At April 7, 2000, (the "Record Date"), there were 2,264,827 total options outstanding, vested and unvested, held by directors, former directors, executive officers and employees of the Company. Since the incorporation of the company in 1987 a total of 564,459 options have been exercised. Exercised, lapsed, and expired options do not automatically replenish the option pool. Therefore, the shareholders are being asked to approve the increase of the available pool of options under the Plan by 2,500,000 to allow for the future granting to directors and employees of the Company of options to acquire common shares in the capital stock of the Company. Currently, the pool is 3,050,000. In all other respects the Plan remains the same as previously approved by shareholders.

     Under the policies of the TSE, a disinterested shareholder vote is required if more than 10% of the number of outstanding shares of the Company could be reserved for options to insiders or issued to insiders within a one-year period. A disinterested shareholder vote is also required if more than 5% of the number of outstanding shares could be issued upon exercise of options to any one insider in a one-year period.

     Under the policies of the TSE, "disinterested shareholders" are shareholders entitled to vote at a meeting of the Company other than:

     (a)     insiders  of  the  Company to whom shares may be issued pursuant to
the  share     compensation  arrangement;  and

     (b) "associates" of such insiders, as that term is defined in the Ontario Securities Act.

     For the purpose of such resolutions, 115,800 shares held by insiders of the Company will not be counted in the voting.

INDEBTEDNESS  TO  COMPANY  OF  DIRECTORS  AND  SENIOR  OFFICERS
---------------------------------------------------------------

     None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST  OF  MANAGEMENT  AND  OTHERS  IN  MATERIAL  TRANSACTIONS
-----------------------------------------------------------------

     Save and except the foregoing, or as disclosed elsewhere in this information circular, since January 1, 1999, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

     (a)     any  director  or  senior  officer  of  the  Company;

     (b)     any  proposed  nominee  for  election as a director of the Company;

     (c)     any  member  holding,  directly or indirectly, more than 10% of the
voting  rights     attached  to  all  the  shares  of  the  Company;  and

     (d)     any  associate  or  affiliate  of  any  of  the  foregoing persons.

STATEMENT  OF  CORPORATE  GOVERNANCE  POLICIES
----------------------------------------------

     The report of the TSE committee on Corporate Governance resulted in the TSE introducing a new listing requirement in 1995 wherein companies listed on the TSE are required to disclose their corporate governance system in their annual reports or information circulars, with specific reference to the guidelines (the "Guidelines") set out in the TSE Company Manual, copies of which are available from the TSE or the Company.

Mandate  and  Responsibilities  of  the  Board

     The fundamental objective of the board of directors of the Company is to ensure that the Company operates in a fashion, which maximizes shareholder value over the long term. The board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

     The principal duty and responsibility of the board is to oversee the management and operations of the Company, with the day to day management of the business and affairs of the Company delegated by the board to the CEO and other executive officers.

     The board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the board's annual planning process. Through this process, the board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

     Notwithstanding the suggested Guidelines, no formal position descriptions for the board and the CEO have been developed.
Composition  and  Size  of  the  board

     The shareholders of the Company elect the seven-member board of directors, with one related director, Pascal Spothelfer. In addition to serving as a director, Mr. Spothelfer is the Company's president and CEO. The six unrelated directors are independent of management and free from any interest, business or other relationships that could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

     In 1995, the board increased the number of directors by one, bringing the total number of directors to seven, a size which the board believes to be appropriate for the Company.

Committees  of  the  Board

     The board has four standing committees: audit, compensation, governance and nomination. The committees are comprised of two or three directors as noted in the table on pages 2 and 3. The board intends to appoint another member to the audit committee when the current board vacancies are filled. Each committee also has available to it as a resource such members of management as may from time to time be determined to be appropriate.

     The audit committee assesses, influences, and helps set the tone for quality financial reporting and sound internal controls. The audit committee meets quarterly to review and approve financial results of the quarter. The committee reviews the annual audit and meets with the Company's independent accountants to review the adequacy and effectiveness of the Company's internal controls and financial management practices, and recommends the Company's financial statements to the board for approval.

     The compensation committee reviews and recommends compensation policies and programs for executives of the Company. The committee makes recommendations to the board which gives final approval on these policies and programs.

     The governance committee reviews the composition and governance practices of the board and makes recommendations to the board concerning board effectiveness and contribution by each of the members.

     The nomination committee recommends the appointment and/or election of directors and is responsible for orientation of new directors.

     The Guidelines contemplate that committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors. The Company complies with the requirements of the British Columbia Company Act in that the majority of its audit committee is comprised of directors who are not officers or employees of the Company; however, the board feels it is appropriate to have Pascal Spothelfer, the president and CEO of the Company, sit on the compensation committee as an ex-officio member, as he is the director who is most familiar with the operations of the Company.

Decision  requiring  prior  Board  approval  and  Expectations  of  Management

     The board has delegated to the CEO and senior management responsibility for the day to day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the board for its review and approval, along with all matters dictated by statute and legislation as requiring board review and approval. The CEO and senior management review the Company's progress in relation to the current operating plan at board meetings, which are held four times a year. The board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the board meetings.

Recruitment  of  New  Directors  and  Assessment  of  Board  Performance

     The Company has a committee of outside, i.e. non-management directors, a majority of whom are unrelated directors, with responsibility for proposing to the board new nominees to the board and for assessing directors on an ongoing basis. In addition, the nomination committee has responsibility for formal orientation and education of new directors.

     The governance committee has responsibility for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

Director's  Compensation

     In 1997, the board adopted a compensation program that provides for a fee of Cad$1,000 for in-person meetings and for allotments of incentive stock options. In February 2000, the board approved the change to its compensation plan, which did away with a $1,000 cash fee for meeting attendance, and is instead exclusively based upon allotment of incentive stock options for each non-management director as follows:


                                           NO. OF OPTIONS
Initial allotment . . . . . . . . . . . .          20,000
Annual retainer:
 - General director retainer. . . . . . .           5,000
 - Chair of the board . . . . . . . . . .          10,000
 - Committee member . . . . . . . . . . .           1,000
 - Chair of committee of the board. . . .           2,000
Directors in-person meetings of the board             500
Chair of in-person meetings of the board.           1,000

     The board believes this realistically reflects the responsibilities and risk involved in being an effective director. Pascal Spothelfer, the president and CEO, does not receive any additional remuneration for acting as a director or as a member of either of the standing committees.

Shareholder  Feedback  and  Concern

     Under the direction of the CEO, there is a shareholder relations program in place, which involves providing information with respect to reported financial results and other announcements by the Company to a broad spectrum of investors and interested parties. Shareholder concerns of a significant nature are directed to the vice-president, finance and the CEO for information and resolution, and management reports to the board on these matters and other major shareholder and investor matters.

APPOINTMENT  OF  AUDITOR
------------------------

     Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of KPMG, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the board of directors.

     KPMG  were  first  appointed  auditor  of  the  Company  on  July 31, 1987.

MANAGEMENT  CONTRACTS
---------------------

     There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

PARTICULARS  OF  OTHER  MATTERS  TO  BE  ACTED  UPON
----------------------------------------------------

     The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matters.

                              By  Order  of  the  board  of
                              SPECTRUM  SIGNAL  PROCESSING  INC.

                                   /s/ Pascal  Spothelfer

                              Per:     Pascal  Spothelfer,
                                       President  &  CEO

Progress  Report
April  10,  2000
                               [GRAPHIC  OMITTED]

OVERVIEW

At the beginning of this year, Spectrum announced a new strategic plan and business model to return the company to growth. Spectrum will become a market and customer driven company targeting three very specific growth markets, telecommunications, signal intelligence and sensor systems, in which we can leverage our technological expertise.

Obviously, the goal of the new strategy is to add value for shareholders. We will use a number of different means to achieve our goal including increased awareness of the company, preparing for a near-term financing, seeking analyst coverage and growing three pure play businesses which we can leverage in the capital markets and through targeted M&A activities.

In the short-term, revenues and earnings, while important performance criteria should not be the prime valuation factors. We believe that a company which is re-inventing itself, as Spectrum is, needs to be valued more on its potential and management's ability to realize that potential.

The yardstick we are applying to measure our short-term success is a list of critical milestones. We have made our milestones public and they are published on page 6 of our annual report. These milestones are important stepping-stones in reaching our long-term strategic goals and with one quarter behind us, we wanted to take this opportunity to bring our shareholders up to date on our progress.

TELECOMMUNICATIONS  MILESTONES

1.     CONCLUDE  STRATEGIC  ALLIANCE  WITH  A  SOFTWARE  PARTNER

On March 24, 2000 Spectrum announced a partnership with Virata Corporation (NASDAQ: VRTA) to license its vCore software algorithms for telecommunications applications. Spectrum can now offer a fully integrated telecommunications solution to OEM companies and will co-promote and co-market its products with Virata.

2.     LAUNCH  FIRST  PLATFORM  IN  THE  FOURTH  QUARTER  OF  2000

We anticipate that a demo version of our first platform will be available late in the second quarter. By the fourth quarter we expect to be ready to begin mass production with a lead customer.

3.     LINE  UP  OUR  LEAD  CUSTOMER

With the first platform now defined and a demo available before the end of the second quarter our sales team will build on their efforts in the first quarter which we expect will lead to signing our lead customer.

SIGNAL  INTELLIGENCE  MILESTONES

1.     BE  SELECTED  AS  A  CORPORATE  STANDARD  IN  3  TIER  ONE  CUSTOMERS

Spectrum expects to announce the first of its long-term, multi-million dollar contract wins with a tier one customer in April 2000.

------------------------------------------------------------------------------
           For more information about Spectrum, visit our web site at
                             www.spectrumsignal.com

2.     INCORPORATE  SPECTRUM  USA

We are in the process of incorporating Spectrum USA and planning the transition of our Signal Intelligence business into this new entity. Later this year we will also recruit new board members for Spectrum USA and we expect the process to be complete by the end of 2000.

3.     LAUNCH  A  SMART  ANTENNA  PLATFORM  IN  THE  FOURTH  QUARTER  OF  2000

The smart antenna platform is a very important technical milestone for this business unit. This product is truly innovative and solves a key problem for our defense customers: namely detection of weak signals.

We also believe that this product will have a role to play in our telecommunications product strategy as a key technology for base stations to provide telecom OEM's with extended range and the more efficient use of their bandwidth - two important issues for telecom companies as the volume of voice, data and fax communication over the wireless infrastructure continues to grow.

SENSOR  SYSTEMS  MILESTONES

1.     CONCLUDE  AT  LEAST  THREE  COMMERCIAL  AND/OR  TECHNOLOGICAL  STRATEGIC
PARTNERSHIPS.

On February 16, 2000 Spectrum announced the first strategic partnership with Northrop Grumman Corporation. Spectrum and Northrop Grumman have designed a new multiprocessing application for radar programs. Spectrum expects several contract wins to be generated from this relationship.

2. LAUNCH NEXT GENERATION SIGNAL PROCESSING PLATFORMS WITH PROCESSING POWER INCREASED BY A FACTOR OF EIGHT BY THE THIRD QUARTER OF 2000.

Spectrum's sensor systems customers demand high performance, high density and a reasonable price tag. Spectrum currently provides the highest performance systems in the sensor systems market and building upon our strategic partnership with Analog Devices (NYSE: ADI) we will have our next generation products available for mass production in the third quarter of this year.

3.     PROVIDE  SYSTEM  LEVEL  PRODUCTS  BY  THE  FOURTH  QUARTER  OF  2000.

Our customers want the convenience of working with one supplier who can provide them with a complete system solution. During the coming year, the sensor systems team will develop strategic partnerships with other industry leaders, and enhance its own product offering to ensure that they can provide their customers with a "one stop shop" experience.

CORPORATE  MILESTONES

1. STRENGTHEN THE BOARD OF DIRECTORS BY ADDING TELECOMMUNICATIONS AND DEFENSE INDUSTRY EXPERTS

Spectrum expects to announce two new directors with telecommunications expertise prior to its annual general meeting, which will be held on May 18th, 2000 at Spectrum's headquarters.

2.     PREPARE  AND  POSITION  THE  COMPANY  FOR  NEAR-TERM  FINANCING

We have increased our investor relations activity to reacquaint the market with Spectrum and our new strategy. We will be presenting at two institutional conferences in early May, and we will continue to visit with new and current shareholders as our travel schedules allow.

INDEX  TO  FINANCIAL  STATEMENTS
(Prepared in accordance with accounting principles generally accepted in Canada)


AUDITORS'  REPORT
Consolidated  Balance  Sheets     3
Consolidated  Statements  of  Operations     4
Consolidated  Statements  of  Cash  Flows     5
Consolidated  Statements  of  Retained  Earnings  (Deficit)     6
Notes  to  Consolidated  Financial  Statements     7

AUDITORS'  REPORT  TO  THE  SHAREHOLDERS


We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, these principles have been applied on a consistent basis.

On February 4, 2000, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States.


Chartered  Accountants


Richmond,  Canada
February  4,  2000


SPECTRUM  SIGNAL  PROCESSING  INC.
CONSOLIDATED  BALANCE  SHEETS
(Expressed  in  thousands  of  United  States  dollars,  except  share  amounts)
--------------------------------------------------------------------------------
Prepared  in  accordance  with  accounting  principles  generally  accepted in Canada.


                                                                      December 31,
                                                                   1999         1998
                                                              --------------  --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents. . . . . . . . . . . . . . . . . .  $       1,422   $ 1,693
Accounts receivable, net of allowance for doubtful accounts
of $204 (1998 - $173). . . . . . . . . . . . . . . . . . . .          6,461     5,404
Inventories (note 3) . . . . . . . . . . . . . . . . . . . .          2,402     4,935
Prepaid expenses . . . . . . . . . . . . . . . . . . . . . .             69       203
------------------------------------------------------------  --------------  --------
                                                                     10,354    12,235

PROPERTY AND EQUIPMENT (NOTE 4). . . . . . . . . . . . . . .          2,545     2,287
OTHER ASSETS (NOTE 5). . . . . . . . . . . . . . . . . . . .          5,469     7,863

                                                              $      18,368   $22,385
                                                              ==============  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness (note 6)                                    $         ---   $ 2,202
Accounts payable . . . . . . . . . . . . . . . . . . . . . .          3,319     3,680
Accrued liabilities. . . . . . . . . . . . . . . . . . . . .          1,618     1,303
Current portion of long-term debt (note 6) . . . . . . . . .             73        80
------------------------------------------------------------  --------------  --------
                                                                      5,010     7,265

LONG-TERM DEBT (NOTE 6)                                                 ---        75
FUTURE INCOME TAXES (NOTE 8) . . . . . . . . . . . . . . . .            404       990
STOCKHOLDERS' EQUITY
SHARE CAPITAL (NOTE 7)
Authorized 50,000,000 common shares, no par value
Issued 10,395,204 (1998 -10,268,954) . . . . . . . . . . . .         15,462    15,397
Outstanding 10,161,904 (1998 -10,035,654)
Warrants (note 7). . . . . . . . . . . . . . . . . . . . . .            140       140
Additional paid-in capital . . . . . . . . . . . . . . . . .             74        74
Treasury stock, at cost, 233,300 shares (1998 - 233,300) . .         (1,191)   (1,191)
Retained earnings (deficit). . . . . . . . . . . . . . . . .           (914)      737
Cumulative translation adjustments . . . . . . . . . . . . .           (617)   (1,102)

Commitments (note 10). . . . . . . . . . . . . . . . . . . .         12,954    14,055

                                                              $      18,368   $22,385
                                                              ==============  ========

See  accompanying  notes  to  consolidated  financial  statements.


SPECTRUM  SIGNAL  PROCESSING  INC.
CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(Expressed  in  thousands  of  United  States  dollars,  except  per  share  amounts)
-------------------------------------------------------------------------------------
Prepared  in  accordance  with  accounting  principles  generally  accepted  in  Canada


                                                                                Years ended
                                                                                December 31,
                                                                       1999         1998      1997
                                                                  --------------  --------  --------
SALES (NOTE 11). . . . . . . . . . . . . . . . . . . . . . . . .  $      26,391   $26,000   $25,483
COST OF SALES. . . . . . . . . . . . . . . . . . . . . . . . . .         11,030    10,607    10,871
----------------------------------------------------------------  --------------  --------  --------
                                                                         15,361    15,393    14,612
EXPENSES
Administrative . . . . . . . . . . . . . . . . . . . . . . . . .          4,695     3,417     3,059
Sales and marketing. . . . . . . . . . . . . . . . . . . . . . .          6,379     7,204     4,638
Amortization . . . . . . . . . . . . . . . . . . . . . . . . . .          2,566     1,600       660
Research and development . . . . . . . . . . . . . . . . . . . .          3,591     4,374     2,466
                                                                  --------------  --------  --------
                                                                         17,231    16,595    10,823


EARNINGS (LOSS) BEFORE UNDERNOTED. . . . . . . . . . . . . . . .         (1,870)   (1,202)    3,789

OTHER
Interest income (expense) and bank charges . . . . . . . . . . .           (121)     (149)        2
Other income (expense) . . . . . . . . . . . . . . . . . . . . .             95        (7)       12
                                                                                  --------  --------

                                                                            (26)     (156)       14
                                                                  --------------  --------  --------

EARNINGS (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS.         (1,896)   (1,358)    3,803
INCOME TAX EXPENSE (RECOVERY) (NOTE 8)
Current                                                                     341        88       ---
Future . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (586)     (233)    1,492
----------------------------------------------------------------  --------------  --------  --------
                                                                           (245)     (145)    1,492
                                                                  --------------  --------  --------

EARNINGS (LOSS) FROM CONTINUING OPERATIONS . . . . . . . . . . .         (1,651)   (1,213)    2,311
LOSS FROM DISCONTINUED OPERATIONS (NOTE 12)                                 ---       ---      (515)
NET EARNINGS (LOSS). . . . . . . . . . . . . . . . . . . . . . .  $      (1,651)  $(1,213)  $ 1,796
================================================================  ==============  ========  ========


EARNINGS (LOSS) PER SHARE (NOTE 9)
Basic
From continuing operations . . . . . . . . . . . . . . . . . . .  $       (0.16)  $ (0.12)  $  0.25
After discontinued operations. . . . . . . . . . . . . . . . . .  $       (0.16)  $ (0.12)  $  0.19
Fully diluted
From continuing operations . . . . . . . . . . . . . . . . . . .  $       (0.16)  $ (0.12)  $  0.23
After discontinued operations. . . . . . . . . . . . . . . . . .  $       (0.16)  $ (0.12)  $  0.18
  Weighted average shares (in thousands)
Basic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,077     9,860     9,235
Fully diluted. . . . . . . . . . . . . . . . . . . . . . . . . .         10,077     9,860    10,146
================================================================  ==============  ========  ========

See  accompanying  notes  to  consolidated  financial  statements


SPECTRUM  SIGNAL  PROCESSING  INC.
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(Expressed  in  thousands  of  United  States  dollars)
-------------------------------------------------------
Prepared  in  accordance  with  accounting  principles  generally  accepted  in  Canada.


                                                                                     Years ended
                                                                                     December 31,
                                                                              1999         1998      1997
                                                                         --------------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . .  $      (1,651)  $(1,213)  $ 1,796
Add loss from discontinued operations                                              ---       ---       515
-----------------------------------------------------------------------  --------------  --------  --------
Earnings (loss) from continuing operations. . . . . . . . . . . . . . .         (1,651)   (1,213)    2,311

Adjustments to reconcile net earnings (loss) to net cash
   provided by operating activities
Amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          3,355     2,244       793
Future income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .           (586)     (233)    1,495
Deferred share issue costs                                                         ---       ---       184
      Changes in operating assets and liabilities
Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . .           (713)    1,154     1,587
Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,783      (739)   (2,373)
Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . .            144         2       293
Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . .           (979)      149      (312)
Accrued liabilities                                                                364       150       ---
Deferred revenue                                                                   ---       (18)      ---
-----------------------------------------------------------------------  --------------  --------  --------
Net cash provided by continuing operations. . . . . . . . . . . . . . .          2,717     1,496     3,978
-----------------------------------------------------------------------  --------------  --------  --------

Loss from discontinued operations                                                  ---       ---      (515)
Deferred income taxes, an item not involving cash                                  ---       ---      (331)
Net cash used for discontinued operations                                          ---       ---      (846)


Net cash provided by operating activities . . . . . . . . . . . . . . .          2,717     1,496     3,132
                                                                         --------------  --------  --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment. . . . . . . . . . . . . . . . . . .           (797)     (559)   (1,011)
Proceeds from disposition of property and equipment                                ---         1       ---
Software and related development costs                                             ---      (477)   (1,354)
Acquisition of net assets of Alex Computer, net of cash received                   ---    (2,204)      ---
Cash received on acquisition of 3L Limited, net of expenses                        ---       ---       182
Net cash used for investing activities. . . . . . . . . . . . . . . . .           (797)   (3,239)   (2,183)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in bank indebtedness                                                      ---     2,036       ---
Repayment of bank indebtedness                                                  (2,284)      ---       ---
Issue of shares from share options. . . . . . . . . . . . . . . . . . .             65       149       179
Principal payments on long-term debt. . . . . . . . . . . . . . . . . .            (80)      (61)       (6)
Purchase of treasury shares                                                        ---       ---    (1,164)
Net cash provided by (used for) financing activities. . . . . . . . . .         (2,299)    2,124      (991)


Effect of foreign currency exchange rates on cash and cash equivalents             108       (71)      ---
                                                                         --------------  --------  --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR. .           (271)      310       (42)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR. . . . . . . . . . . . . .          1,693     1,383     1,425
CASH AND CASH EQUIVALENTS, END OF YEAR. . . . . . . . . . . . . . . . .  $       1,422   $ 1,693   $ 1,383
=======================================================================  ==============  ========  ========

See accompanying notes to consolidated financial statements. See supplementary information (note 14).


SPECTRUM  SIGNAL  PROCESSING  INC.
CONSOLIDATED  STATEMENTS  OF  RETAINED  EARNINGS  (Deficit)
(Expressed  in  thousands  of  United  States  dollars)
-------------------------------------------------------
Prepared  in accordance with accounting principles generally accepted in Canada.



                                            Years ended
                                            December 31,
                                                1999         1998     1997
                                           --------------  --------  ------
RETAINED EARNINGS, BEGINNING OF YEAR. . .  $         737   $ 1,950   $  154

NET EARNINGS (LOSS) . . . . . . . . . . .         (1,651)   (1,213)   1,796

RETAINED EARNINGS (DEFICIT), END OF YEAR.  $        (914)  $   737   $1,950
=========================================  ==============  ========  ======

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in accordance with accounting principles generally accepted in Canada.

     The Company was incorporated under the laws of British Columbia. The Company develops, manufactures and supports a broad range of multiprocessor-based hardware and software solutions for customers in the telecommunications, signal intelligence and sensor systems markets.

1.     SIGNIFICANT  ACCOUNTING  POLICIES

     The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

     Basis  of  consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary 3L Limited. All material intercompany balances and transactions have been eliminated.

     Use  of  estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of property and equipment and other assets, and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     Cash  equivalents

     Cash equivalents include short-term deposits, which are all highly marketable securities with a maturity of three months or less when acquired. Short term deposits are valued at cost.

     Inventories

     The Company uses the weighted average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value.

     Government  assistance

     Government assistance is recorded as a reduction of the cost of the applicable property and equipment or credited against expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company.

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998, 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in accordance with accounting principles generally accepted in Canada.

1.  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

     Research  and  development  costs

     Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain criteria under generally accepted accounting principles for deferral and amortization. Software development costs related to software which will become an integral part of the Company's products are, after the establishment of technological feasibility, capitalized until the product is available for general release to customers. Annual amortization is the amount determined by the greater of the ratio of current product revenue to the total current and anticipated product revenue or the straight-line method over the remaining estimated economic life, generally three years. Amortization commences when the product is available for general release to customers.

     Property  and  equipment

     Property and equipment are initially recorded at cost. Amortization is subsequently provided on the following assets using the declining balance basis at the following annual rates:

          Computer  equipment     30%
          Computer  software     20%
          Furniture  and  fixtures     20%
          Laboratory  equipment     20%

     Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their estimated useful lives or the lease term.

     Translation  of  foreign  currencies

     A majority of the Company's shareholders, customers, and industry analysts are located in the United States. Accordingly, effective January 1, 1998, the Company adopted the U.S. dollar as its reporting currency. Historical figures previously reported in Canadian dollars have been translated into U.S. dollars using the exchange rate in effect on December 31, 1997. Commencing January 1, 1998, Canadian dollars have been translated into U.S. dollars as follows: assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation to the reporting currency are accumulated in a separate component of stockholders' equity, described as cumulative translation adjustments.

     The Company's currency of measurement is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the U.S. dollar reporting currency. Accordingly, foreign currency denominated balances of the Company are measured in Canadian dollars. Under this method, monetary assets and liabilities denominated in a foreign currency have been remeasured in Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, revenue and expense items are measured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities in Canadian dollars are reflected in earnings for the period.

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in accordance with accounting principles generally accepted in Canada.

1.  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

     Financial statements of foreign operations for which the currency of measurement is the local currency are translated into Canadian dollars using the current rate at the balance sheet date. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation of the financial statements are deferred and accumulated in a separate component of stockholders' equity, described as cumulative translation adjustments.

     Goodwill  and  other  intangibles

     Goodwill and other intangibles are stated at cost, based on fair value at the acquisition date, less accumulated amortization. Amortization is recorded utilizing the straight line method over the estimated lives of the respective assets, generally three to seven years.

     Revenue  recognition

     Revenue is recognized upon the later of shipment or when title passes to the customer. Revenue from product development contracts is recognized upon reaching certain development milestones, which are generally correlated to the timing of payments.

     Warranty

     The Company generally provides a one year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience, at the time of sale.

     Income  taxes

     The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

     The Company follows the cost reduction method of accounting for investment tax credits whereby the benefit of tax credits is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the tax credits will be realized.

     Share  issue  costs

     The costs of issuing common shares, net of income tax recoveries thereon, are applied to reduce the proceeds of such shares.

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in accordance with accounting principles generally accepted in Canada.

1.     SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

Foreign  currency  hedging  instruments

The Company enters into future exchange and currency option contracts to hedge its foreign currency risks. To be accounted for as hedges, such contracts must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract.

The Company currently uses future exchange and currency option contracts as hedges of firmly committed transactions. Gains and losses on these contracts are recognized as an offset to the gain or loss of the underlying transaction when recognized.

Impairment  of  long-lived  assets

The Company monitors the recoverability of long-lived assets which include property and equipment and other assets, based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value.

Comparative  figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

2.     ACQUISITION  OF  NET  ASSETS  OF  ALEX  COMPUTER  SYSTEMS,  INC.

On March 17, 1998 the Company acquired the majority of the operating assets and liabilities of Alex Computer Systems Inc., of Ithaca, New York. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of the acquisition. The Company's interest in the net assets acquired at assigned values are as follows:

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in accordance with accounting principles generally accepted in Canada.

2.   ACQUISITION  OF  NET  ASSETS  OF  ALEX  COMPUTER  SYSTEMS, INC., CONTINUED.


Cash . . . . . . . . . . . . .  $   10
Current assets . . . . . . . .   1,093
Property and equipment . . . .     229
Goodwill and other intangibles   6,883
Current liabilities. . . . . .    (933)
Long term liabilities. . . . .    (141)
                                -------
Acquisition cost . . . . . . .  $7,141
                                =======

Consideration:
     772,626 common shares . .  $4,787
     110,375 warrants. . . . .     140
     Cash. . . . . . . . . . .     675
     Expenses on acquisition .   1,539
                                -------
                                $7,141
                                =======




3.   INVENTORIES
     Net  inventories  at December 31, 1999 and 1998 consisted of the following:

                                       December 31,
                               --------------
                                    1999         1998
                               --------------  --------
Finished goods. . . . . . . .  $       1,353   $ 2,683
Work in progress. . . . . . .            394     1,132
Raw materials . . . . . . . .            655     1,120
-----------------------------  --------------  --------
                               $       2,402   $ 4,935
                               ==============  ========

4.   PROPERTY AND EQUIPMENT

                                       December 31,
                               --------------
                                        1999      1998
                               --------------  --------

Computer equipment. . . . . .  $       2,739   $ 2,527
Computer software . . . . . .          1,166     1,039
Furniture and fixtures. . . .            997       820
Laboratory equipment. . . . .            768       619
Leasehold improvements. . . .            362       296
                                       6,032     5,301

Less accumulated amortization         (3,487)   (3,014)

Net book value. . . . . . . .  $       2,545   $ 2,287
=============================  ==============  ========


SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts
----------------------------------------------------------------------------------------------------------------------
and  numbers  of  shares)
-------------------------
Prepared  in  accordance  with  accounting  principles  generally  accepted  in  Canada.

5.     OTHER  ASSETS

                                                                                                          December 31,
                                                                                                 -------------
                                                                                                     1999        1998
                                                                                                 -------------  ------
Software and related development costs, net of accumulated amortization of $1,607 (1998 - $876)  $         823  $1,534

Goodwill and other intangibles, net of accumulated amortization of $2,709 (1998 - $827) . . . .          4,646   6,329
                                                                                                 $       5,469  $7,863
                                                                                                 =============  ======

6.     LONG-TERM  DEBT  AND  BANK  INDEBTEDNESS

(a)     Bank  indebtedness

The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn $5,000,000 (approximately U.S. $3,450,000) operating line of credit (the "Line of Credit"). The Company's U.S. dollar borrowing capacity under its Canadian dollar denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's U.S. base rate plus %, unless borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus %. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets.

(b)     Long-term  debt

                                                                  December 31,
                                                                 --------------
                                                                1999        1998
                                                              --------------------
Development loan
  The Company has received a loan from Lothian and
  Edinburgh Enterprise Limited ("LEEL") for the purpose of
  product development.  There are no formal terms of
  repayment, and royalty payments are to be made to LEEL
  based on gross sales revenue of the particular product.
  The loan is repayable on demand if the Company does
  not comply with the terms of the funding. . . . . . . . .$          73   $  75
Capital lease
  The Company leased office equipment under a capital
  lease which expired August 1, 1999.  Under the terms of
  the lease, the Company made monthly installments of $8,
  including interest at 9.58%, with a final payment of $24.          ---      80
                                                                      73     155
Less:  current portion. . . . . . . . . . . . . . . . . .            (73)    (80)
                                                           $         ---   $  75
                                                           ==============  ======



SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States
-------------------------------------------------------------------------------------
dollars  except  per  share  amounts  and  numbers  of  shares)
---------------------------------------------------------------
Prepared  in  accordance  with  accounting  principles  generally accepted in Canada.

7.     SHARE  CAPITAL

(a)     Issued  and  outstanding

                                                     Number of Shares  Stated Values
                                                     ----------------  --------------
Outstanding, December 31, 1996. . . . . . . . . . .         9,243,683  $        9,372
Issued for cash from share options. . . . . . . . .            42,381             179
Issued for acquisition of 3L Limited. . . . . . . .           173,333             910
---------------------------------------------------  ----------------  --------------
Outstanding, December 31, 1997. . . . . . . . . . .         9,459,397          10,461
Issued for cash from share options. . . . . . . . .            36,931             149
Issued for net assets of Alex Computer Systems Inc.           772,626           4,787
---------------------------------------------------  ----------------  --------------
Outstanding, December 31, 1998. . . . . . . . . . .        10,268,954          15,397
Issued for cash from share options. . . . . . . . .           126,250              65
---------------------------------------------------  ----------------  --------------
Outstanding, December 31, 1999. . . . . . . . . . .        10,395,204  $       15,462
---------------------------------------------------  ----------------  --------------

(b)     Stock  option  plan

The Company has reserved 3,050,000 common shares for issuance under its stock option plan. Of these, 564,459 options have been exercised, 738,601 options have been cancelled, 1,853,448 options are currently outstanding of which 106,508 are subject to shareholder approval, and nil options are available for issue. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date.

Options generally vest over three years in equal amounts at the anniversary date of the grant. Options generally have a five year term with ten years being the maximum.


                                                 Years ended December 31,
---------------------------------------------------------------------------------------------------------
                                1999                        1998                       1997
---------------------------------------------------------------------------------------------------------
                                      Weighted                  Weighted
                        Number of      Average     Number of     Average      Number of  Weighted Average
                        shares     Exercise Price   Shares     Exercise Price  Shares    Exercise  Price
                                   --------------              --------------            ---------------
                                    Cdn     USD                Cdn     USD                Cdn     USD
Outstanding, beginning
 of year . . . . . . .  1,763,884   $6.62  $4.31  1,657,288   $6.63  $4.54  1,493,896   $ 6.69  $4.58
Granted. . . . . . . .    562,049    3.50   2.42    312,200    6.80   4.42    330,353     7.74   5.30
Exercised. . . . . . .   (126,250)   0.77   0.53    (36,931)   5.94   3.86    (42,381)    6.03   4.13
Canceled . . . . . . .   (346,235)   7.32   5.07   (168,673)   7.29   4.74   (124,580)   10.22   6.99
---------------------------------------------------------------------------------------------------------
Outstanding, end of
year . . . . . . . . .  1,853,448   $5.92  $4.10  1,763,884   $6.62  $4.31  1,657,288   $ 6.63  $4.54
---------------------------------------------------------------------------------------------------------
Exercisable, end of
year . . . . . . . . .  1,017,469   $6.76  $4.68    975,197   $5.69  $3.70    918,201   $ 5.34  $3.66



SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years  ended  December 31, 1999, 1998 and 1997 (Expressed in thousands of United
States  dollars  except  per  share  amounts  and  numbers  of  shares)
Prepared  in accordance with accounting principles generally accepted in Canada.
---------------------------------------------------------------------------------

7.     SHARE  CAPITAL,  CONTINUED

Information regarding the stock options outstanding at December 31, 1999 is summarized below:

                              Options Outstanding          Options Exercisable
---------------------------------------------------------------------------------
                             Weighted
                             Average         Weighted                   Weighted
Range of                     Remaining       Average       Shares       Average
Exercise        Shares       Contractual     Exercise      Exer-        Exercise
Prices          Outstanding  Life            Price         cisable      Price
---------------------------------------------------------------------------------
                                          CAD     USD                CAD     USD
0.70 - $4.87    804,306      4.16 years   $3.26  $2.26     237,960   $2.76  $1.91

5.75 - $7.00    345,555      2.96 years    6.83   4.73     313,905    6.85   4.74

7.50 - $9.90    703,587      3.77 years    8.44   5.85     465,604    8.73   6.05
---------------------------------------------------------------------------------
0.70 - $9.90  1,853,448      3.79 years   $5.92  $4.10   1,017,469   $6.76  $4.68

The options outstanding at December 31, 1999 expire between February 15, 2000 and June 21, 2009.

(c)     Employee  share  purchase  plan

The Company established an Employee Share Purchase Plan ("the ESPP") effective November 1, 1999. A total of 250,000 shares are authorized for issuance under the ESPP. The ESPP allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of the market value at certain plan-defined dates. No shares were issued pursuant to the ESPP in the year ended December 31, 1999.

(d)  Warrants

As part of the consideration on the purchase at March 17, 1998 of the net assets of Alex Computer Systems Inc., the Company issued warrants to purchase 110,375 common shares of the Company at Cdn $9.06 (USD $6.27). The warrants expire on April 30, 2000. The fair value of the warrants was estimated to be Cdn $1.81 (USD $1.25) per warrant, using the Black-Scholes option valuation model.

8.     INCOME  TAXES

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 45.6% for each of the periods presented to earnings (loss) before income taxes and discontinued operations as shown in the following table:

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared  in accordance with accounting principles generally accepted in Canada.

8.     INCOME  TAXES,  CONTINUED



                                                Years ended
                                                December  31,
-------------------------------------------------------------------
                                             1999     1998     1997
-------------------------------------------------------------------
Combined Canadian federal and
provincial income taxes at expected rate .  $(865)  $(619)  $1,735
Permanent and other differences. . . . . .    409     261        3
Change in valuation allowance. . . . . . .     96      29     (246)
Foreign tax losses effected at lower rates     65      96      ---
State taxes                                    50      88      ---
-------------------------------------------------------------------
                                            $(245)  $(145)  $1,492
-------------------------------------------------------------------

As at December 31, 1999 the Company, for Canadian income tax purposes, has claimed investment tax credits of approximately $5,205 which are available to reduce future years' income taxes payable. These investment tax credits expire between 2003 and 2009. The potential tax benefits that may arise from the utilization of $4,978 of these tax credits have not been recognized in these financial statements, because their realization is not considered more likely than not.

The Company has losses for UK income tax purposes of approximately $780 which can be carried forward indefinitely to reduce future taxable income.

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:




                                                  December 31,
                                               1999         1998
                                          ------------------------
Future tax assets
   Tax loss carry forwards. . . . . .. .  $         182   $   106
   Investment tax credits recoverable. .            220       213
   Share issue costs. . . . . . . . .. .             69       109
   Goodwill, acquired technology and other          414        50
   Total gross future tax assets. .  . .            885       478
   less: valuation allowance. . . .  . .           (202)     (106)
                                          ------------------------
   Total future tax assets. . . .  . . .            683       372
                                          ------------------------
Future tax liabilities
   Research and development expenses.. .           (366)     (551)
   Acquired technology                              ---      (210)
   Tax depreciation in excess of accounting        (537)     (504)
   Investment tax credits . . . .  . . .           (184)      (97)
   Total future tax liabilities .  . . .         (1,087)   (1,362)
                                          ------------------------
Net future tax liabilities . . . . . . .  $        (404)  $  (990)
                                          ========================

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared  in accordance with accounting principles generally accepted in Canada.
--------------------------------------------------------------------------------

9.          EARNINGS  (LOSS)  PER  SHARE

Basic earnings (loss) per share is calculated based upon the weighted average number of shares outstanding during the year, which was 10,077,496 (1998 - 9,860,218, 1997 - 9,234,926).

Fully diluted earnings per share reflect the dilutive effect of the conversion of the stock options and warrants outstanding at the end of the year or those options or warrants exercised during the year, as if they had been exercised at the beginning of the year or the date granted, if later. The number of shares used for the calculation of the fully diluted earnings per share is 10,077,496 (1998 - 9,860,218, 1997 - 10,146,238). Interest on the funds which would have been received had the options or warrants been exercised, in the amount of nil (1998 - nil, 1997 - $180) net of income tax, has been imputed at a rate of 4%
(1998  -  4%,  1997  -  4%)  per  annum.

10.     COMMITMENTS

The Company has entered into various operating lease agreements with remaining terms of up to ten years, for office premises and equipment. As at December 31, 1999, the minimum lease payments are approximately as follows:

                         2000                     $     756
                         2001                           796
                         2002                           797
                         2003                           797
                         2004                           843
                         2005 and thereafter          4,316
                                                   $  8,305
                                                   ========

In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada will contribute 31% of the costs incurred in the development of these products to a maximum contribution of $4,350. In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of $7,400 commencing January 1, 2001. During the year ending December 31, 1999, the Company claimed and credited $219 against research and development expenses.

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared  in accordance with accounting principles generally accepted in Canada.
--------------------------------------------------------------------------------

11.     SEGMENTED  INFORMATION

In the opinion of management, the Company operates in the digital signal processing systems industry, and all sales of its products and services are made in this segment. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all assets and operations are in Canada. A summary of sales by region and by major customers is as follows:


                                Years ended
                                December 31,
--------------------------------------------------
                       1999        1998     1997
--------------------------------------------------
By Region
United States . .  $      21,325  $21,821  $21,669
Other . . . . . .          5,066    4,179    3,814
--------------------------------------------------
Total Sales . . .  $      26,391  $26,000  $25,483

By Major Customer
  Customer A. . .  $      10,056  $ 6,251  $ 6,401
  Customer B                 ---      ---    4,709
  Customer C               3,963      ---      ---
==================================================

12.     DISCONTINUED  OPERATIONS

The Company adopted a plan during 1997 to discontinue the operation of its desktop Computer Telephony board business ("CTI"). The CTI division was in the business of developing boards which integrate telephone, fax, and modem functions into computers and selling them to OEMs and end users. The Company ceased operations in this business as of December 31, 1997. Accordingly, the results of operations have been disclosed separately from those of continuing operations for the years presented. The financial position of these discontinued operations was consolidated in accordance with generally accepted accounting principles.

The  operating  results  of  this  business  segment  were  as  follows:




                                                Years ended
                                               December 31,
----------------------------------------------------------------
                                         1999       1998    1997
----------------------------------------------------------------
Revenue                            $         ---  $ ---  $  503
Gross margin                                 ---    ---     185
Expenses                                     ---    ---   1,031
Provision for taxes                          ---    ---    (331)
----------------------------------------------------------------
Loss from discontinued operations  $         ---  $ ---  $ (515)
----------------------------------------------------------------

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared  in accordance with accounting principles generally accepted in Canada.
--------------------------------------------------------------------------------

13.     FINANCIAL  INSTRUMENTS

a)  Fair  value  of  financial  instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate fair value due to their short maturities. Due to the uncertainty over the timing of repayment, the fair value of the Company's long term debt is not reasonably determinable.

b)     Foreign  exchange  risk  management

The Company utilizes future exchange and currency option contracts to manage its exposure to fluctuations in foreign exchange rates which typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability. At December 31, 1999, the Company had future exchange and currency option contracts with a notional principal of $4,000 (1998 -$1,061) maturing between March 3, 2000 and June 20, 2000. At December 31, 1999 and December 31, 1998, deferred gain and losses on future exchange and currency option contracts were not material to the consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

The fair values of future exchange and currency option contracts are evaluated by obtaining quotes from brokers. At December 31, 1999 and December 31, 1998 there were no carrying amounts related to future exchange and currency option contracts on the consolidated balance sheets. Future exchange and currency option contracts to sell $4,000 had an estimated fair value of $4,045 at December 31, 1999 compared to future exchange contracts to sell $1,061 with an estimated fair value of $1,051 at December 31, 1998.

c)     Concentration  of  credit  risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit or other guarantees whenever deemed necessary.

A substantial amount of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts.

SPECTRUM  SIGNAL  PROCESSING  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS,  continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared  in accordance with accounting principles generally accepted in Canada.
--------------------------------------------------------------------------------

14.  SUPPLEMENTARY  INFORMATION


                                                       Years ended
                                                      December 31,
                                             ----------------------------
                                                 1999        1998   1997
                                             ----------------------------
Cash received for interest. . . . . . . . .  $          56  $   22  $  33
Cash paid for:
Interest. . . . . . . . . . . . . . . . . .            152     149      3
Income taxes                                            13      15    ---
Non-cash financing and investing activities
Issue of shares for acquisition of the
  net assets of Alex Computer Systems
  Inc., net of share issue expenses                    ---   4,787    ---
Issue of warrants for acquisition of the
  net assets of Alex Computer Systems
  Inc.                                                 ---     140    ---
Issue of shares for acquisition of 3L
  Limited, net of share issue expenses                 ---     ---    910
Rent expense. . . . . . . . . . . . . . . .            672     512    366
Bad debt expense. . . . . . . . . . . . . .             14      17     83
Foreign exchange gains. . . . . . . . . . .             37     287    314

                                   PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF SPECTRUM SIGNAL PROCESSING INC., TO BE HELD IN THE BOARDROOM AT THE COMPANY'S OFFICES, AT ONE SPECTRUM COURT, 200 - 2700 PRODUCTION WAY BURNABY, BRITISH COLUMBIA ON THURSDAY, MAY 18, 2000, AT 1:30 O'CLOCK (PDT) IN THE AFTERNOON

THE UNDERSIGNED MEMBER OF THE COMPANY HEREBY APPOINTS, Pascal Spothelfer, the President and a Director of the Company, or in the place of the foregoing, , (Print the Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specific herein.

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                            For        Against

1.     To  authorize  the  Directors  to  fix the
remuneration to be paid to the auditor of the Company        -----     -----

2.     To determine the number of Directors at
seven (7)                                                    -----     -----

3.     To approve an ordinary resolution to amend
the existing formal Stock Option  Plan  by
increasing  the  number  of  options  covered  by
the plan by 2,500,000.                                       -----     -----

                                                              For     Withhold

4.     Appointment of Auditors                               -----     -----

5.     To elect PASCAL SPOTHELFER as a Director             ------     -----

6.     To elect KENNETH A. SPENCER as a Director            ------     -----

7.     To elect JOHN E. BRENNAN as a Director               ------     -----

8.     To elect SAMUEL ZNAIMER as a Director                ------     -----

9.     To elect ANDREW HARRIES as a Director                ------     -----


THE UNDERSIGNED MEMBER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

     SIGN  HERE:
     PLEASE  PRINT  NAME:
     DATE:

THIS  PROXY  MAY  NOT  BE  VALID  UNLESS  IT  IS  SIGNED  AND  DATED.
SEE  IMPORTANT  INFORMATION  &  INSTRUCTIONS  ON  REVERSE.

INSTRUCTIONS  FOR  COMPLETION  OF  PROXY
1.     THIS  PROXY  IS  SOLICITED  BY  THE  MANAGEMENT  OF  THE  COMPANY.

2. This form of proxy ("Instrument of Proxy") MAY NOT BE VALID UNLESS IT IS SIGNED by the Member or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Montreal Trust Company.

4. A MEMBER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may do so as follows:

(a) IF THE MEMBER IS REGISTERED AS SUCH ON THE BOOKS OF THE COMPANY, simply register the Member's attendance with the scrutineers at the Meeting.

(b) IF THE SECURITIES OF A MEMBER are HELD BY A FINANCIAL INSTITUTION, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5. A MEMBER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do either of the following:

(a) TO APPOINT ONE OF THE MANAGEMENT APPOINTEES named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

(b) TO APPOINT ANOTHER PERSON, who need not be a Member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Member's appointed proxyholder.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE MEMBER ON ANY POLL of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has returned the Instrument of Proxy, THE MEMBER MAY STILL ATTEND THE MEETING and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

TO BE REPRESENTED AT THE MEETING, THIS INSTRUMENT OF PROXY MUST BE RECEIVED AT
            THE OFFICE OF "MONTREAL TRUST COMPANY" BY MAIL OR BY FAX
AT ANY TIME UP TO AND INCLUDING THE LAST BUSINESS DAY PRECEDING THE DAY OF THE
                      MEETING, OR ANY ADJOURNMENT THEREOF,
       OR WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING, OR ANY
                              ADJOURNMENT THEREOF.

The mailing address of Montreal Trust Company is 2nd Floor - 510 Burrard Street, Vancouver, B.C., V6C 3B9, and its fax number is (604) 683-3694.
         ---------------------------------------------------------------

                                                                SPECTRUM


To  Registered  Holders  and  Non-Registered  Holders:

Spectrum is always working to find new and more efficient ways to keep its shareholders up to date on its progress and plans. As a registered or non-registered shareholder of Spectrum you can elect to receive our quarterly reports during the year. By returning this form you can help us enhance our services to shareholders and improve the dissemination of information in a way that is convenient for each individual.

If you are interested in receiving our quarterly reports, please complete and return this form:

Name  of  issuer:                   Spectrum  Signal  Processing Inc.
                                    -----------------------------------

Name  of  Shareholder:       ------------------------------------------

Address:                     ------------------------------------------

                             ------------------------------------------

Phone  number:               ------------------------------------------

Fax  number:                 ------------------------------------------

Email  address:              ------------------------------------------


I  certify  that  I  am  a  registered  shareholder:

------------------------------------------
Signature

I  certify  that  I  am  a  non-registered  shareholder:

------------------------------------------
Signature

Date:                              ,  2000

(Optional) Which brokerage firm holds your shares?

------------------------------------------




Please  send  me  quarterly  reports  by:  (please  check  one)

[  ]     Mail       [  ]   Email   [  ]  Fax

Please  add  me  to  your  news  release  distribution  list: (please check one)

[  ]     Email      [  ]     Fax


Mail  this  form  to:          Montreal  Trust  Company
                               2nd  Floor  -  510  Burrard  Street
                               Vancouver,  BC  V6C  3B9

        FOR FURTHER INFORMATION ABOUT SPECTRUM PLEASE VISIT OUR WEB SITE AT WWW.SPECTRUMSIGNAL.COM OR CALL OUR INVESTOR RELATIONS DEPARTMENT AT 604-421-5422 EXTENSION 264.

                       SPECTRUM SIGNAL PROCESSING INC.
                        #200,  2700 Production Way
                            Burnaby, B.C.  V6A 4X1

April 14, 2000

TO:  British Columbia Securities Commission
     Ontario Securities Commission
     Toronto Stock Exchange

Dear Sirs:

RE: SPECTRUM SIGNAL PROCESSING INC. (THE "COMPANY")

We confirm that the following material was sent by pre-paid mail on Friday, April 14, 2000 to the registered shareholders of the Company:

1.  1999 Annual Report
2.  Notice of Annual General Meeting
3.  Information Circular
4.  Form of Proxy
5.  Progress Report
6.  Supplemental mailing reply card
7.  Canadian GAAP Financial Statements (to Canadian shareholders only)

We further confirm that copies of the above mentioned material was sent by courier on Thursday, April 13, 2000 to each intermediary holding shares of the Company who responded to the early search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

Yours truly,

SPECTRUM SIGNAL PROCESSING INC.

/s/ Martin McConnell
Per: Martin McConnell
     Chief Financial Officer and Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SPECTRUM  SIGNAL  PROCESSING  INC.
                                   (Registrant)

                                   Martin  C.  McConnell
                                   VP Finance & Chief Financial Officer and Secretary

Date:   April  28,  2000           By:     /s/  Martin  C.  McConnell
                                              --------------------------
                                                (Signature)